RECEIVED

Exemption No. 82-5232

CITIC PACIFIC

Date: 21st July, 2008

2008 JUL 22 A 8:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

JUL 25 2008

THOMSON REUTERS

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

08003939

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since June 19, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

7/23

Encl.
AT/ww/LTR-2972

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since June 19, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Form of Share Buyback Report to HKSE
   Date : June 20, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Form of Share Buyback Report to HKSE
   Date : June 24, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Form of Share Buyback Report to HKSE
   Date : June 25, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Return by a Company Purchasing its Own Shares
   Date : July 2, 2008
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Announcement on Connected Transaction – Acquisition of 80% Equity Interest in Yunnan Lianzhi and the Benefit of Yunnan Lianzhi's Payable
   Date : July 3, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Monthly Return on Movement of Listed Equity Securities
   Date : July 3, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Notification of Change of Particulars of Secretary and Director
   Date : July 3, 2008
   Entity Requiring Item : Hong Kong Companies Registry

8. Document : Announcement on the resignation of supervisor of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : July 9, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Announcement of resolutions passed at the second meeting of the Fifth Session of the Board of Directors of Daye *(only available in Chinese)*
   Date : July 9, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

20 June 2008

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
20 June 2008	995,000	On the Exchange	30.40	29.90	29,868,850
Total	995,000				29,868,850

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 995,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.045 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 14 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

24 June 2008

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
24 June 2008	1,590,000	On the Exchange	29.60	28.50	46,513,100
Total	1,590,000				46,513,100

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,585,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
/ issued share capital — 0.118 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 14 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

25 June 2008

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
25 June 2008	252,000	On the Exchange	29.05	28.90	7,307,500
Total	252,000				7,307,500

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2,837,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
issued share capital

0.129 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 14 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

公司註冊處
Companies Registry

公司購買本身股份申報表
Return by a Company Purchasing its Own Shares

(公司條例第 49G(1)條)
(Companies Ordinance s. 49G(1))

表格 Form **SC2**

RECEIVED
2008 JUL 22 A 8:21

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 公司根據《公司條例》第 49B 條購買的股份
Shares Purchased by the Company under section 49B of the Companies Ordinance

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share†	股份交付公司的日期 Date on which the Shares were Delivered to the Company (日 DD / 月 MM / 年 YYYY)	就每股所支付的最高價格 Maximum Price Paid for Each Share† (註 Note 5)	就每股所支付的最低價格 Minimum Price Paid for Each Share† (註 Note 5)
Shares	995,000	HKD0.40	24/06/2008	HKD30.40	HKD29.90
Shares	1,590,000	HKD0.40	26/06/2008	HKD29.60	HKD28.50
Shares	252,000	HKD0.40	27/06/2008	HKD29.05	HKD28.90

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 5) **3 公司就上述股份所支付的總款額**
The Aggregate Amount Paid by the Company for the above Shares

貨幣單位 Currency	款額 Amount
HKD	83,689,450

簽署 Signed :

姓名 Name : **Chan Chui Sheung, Stella**
~~董事 Director~~／秘書 Secretary *

日期 Date : 2/7/2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
02 JUL 2008
文件管理組
Document Management Section

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 267)

CONNECTED TRANSACTION

ACQUISITION OF 80% EQUITY INTEREST IN YUNNAN LIANZHI AND THE BENEFIT OF YUNNAN LIANZHI'S PAYABLE

Reference is made to the announcement of Dah Chong Hong Holdings Limited dated 2 July 2008.

The Directors announce that on 2 July 2008, Zhanjiang Junkai (a non-wholly owned subsidiary of the Company) as purchaser has entered into an enterprise purchase agreement with Yunnan Zhongkai as seller, Ms. Qu Guijing and Yunnan Lianzhi, whereby Zhanjiang Junkai has agreed to purchase, and Yunnan Zhongkai has agreed to sell, (i) the 80% equity interest in the registered capital of Yunnan Lianzhi held by Yunnan Zhongkai at the consideration of RMB5,477,374.37 (approximately HK$6,189,000) subject to adjustment when the financial statements of Yunnan Lianzhi as at 30 June 2008 are finalized and agreed by the parties; and (ii) the benefit of the Yunnan Lianzhi's Payable as at 30 June 2008 at book value. As a reference, the Yunnan Lianzhi's Payable as at 30 April 2008 was RMB9,476,548.07 (approximately HK$10,708,000).

Upon the Acquisition, Yunnan Lianzhi will be accounted for as a subsidiary of the Company.

Yunnan Zhongkai is a connected person of the Company as it is (i) a substantial shareholder of certain subsidiaries of DCH; and (ii) an associate of a director of various subsidiaries of DCH engaged in motor vehicle dealing, and DCH is in turn a non-wholly owned subsidiary of the Company. Ms. Qu Guijing is an associate of the said director. Accordingly, the Acquisition constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios calculated with reference to the Acquisition are less than 2.5%, the above connected transaction is only subject to the reporting and announcement requirements, but is exempted from the independent shareholders' approval requirements under the Listing Rules.

INTRODUCTION

Reference is made to the announcement of DCH dated 2 July 2008.

THE AGREEMENT

Date: 2 July 2008

Parties:

(1) Purchaser: Zhanjiang Junkai (a non-wholly owned subsidiary of the Company)

(2) Seller: Yunnan Zhongkai

(3) Other parties: Ms. Qu Guijing and Yunnan Lianzhi

Before the Acquisition, Yunnan Zhongkai and Ms. Qu Guijing owned 99% and 1% equity interest in the registered capital of Yunnan Lianzhi respectively.

Assets

(i) the 80% equity interest in the registered capital of Yunnan Lianzhi; and (ii) the benefit of the amount payable by Yunnan Lianzhi to Yunnan Zhongkai as a result of the advances made by Yunnan Zhongkai for Yunnan Lianzhi ("**Yunnan Lianzhi's Payable**") as at 30 June 2008. Yunnan Lianzhi is engaged in motor vehicle dealing.

Conditions and completion

The Agreement is to take effect conditional upon the consent from the relevant automobile manufacturer of the Acquisition. The condition had been fulfilled when the Agreement was signed.

Completion in respect of the acquisition of the 80% equity interest in Yunnan Lianzhi took place on 2 July 2008.

Completion in respect of the acquisition of the benefit of the Yunnan Lianzhi's Payable shall take place within three business days from the date when the financial statements of Yunnan Lianzhi as at 30 June 2008 are finalized and agreed by the parties. The expected completion date is on or before 30 September 2008.

Consideration

The consideration for acquiring the 80% equity interest in the registered capital of Yunnan Lianzhi is RMB5,477,374.37 (approximately HK$6,189,000) which is calculated with reference to the net assets of Yunnan Lianzhi as at 30 April 2008 subject to adjustment as mentioned in point (ii) below and is payable as follows:

(i) an amount of RMB4,108,030.77 (approximately HK$4,642,000) shall be paid within three business days from the date the Agreement takes effect; and

(ii) the consideration will then be adjusted with reference to the net assets of Yunnan Lianzhi as at 30 June 2008 and the adjusted outstanding balance of the consideration shall be paid within three business days from the date of such adjustment.

Completion in respect of the acquisition of 80% equity interest in Yunnan Lianzhi took place simultaneously when the Agreement was signed. The amount of RMB4,108,030.77 (approximately HK$4,642,000) was paid on 2 July 2008.

The consideration was determined after arm's length negotiation with reference to the net assets of Yunnan Lianzhi as at 30 April 2008 subject to adjustment as abovementioned and will be funded from internal resources of DCH.

The amount for acquiring the benefit of the Yunnan Lianzhi's Payable as at 30 June 2008 at book value shall be paid within three business days from the date when the financial statements of Yunnan Lianzhi as at 30 June 2008 are finalized and agreed by the parties and will be funded from internal resources of DCH. As a reference, the Yunnan Lianzhi's Payable as at 30 April 2008 was RMB9,476,548.07 (approximately HK$10,708,000).

Pursuant to the Agreement, the parties agreed that the final consideration for acquiring (a) the 80% equity interest in the registered capital of Yunnan Lianzhi after making the adjustment as mentioned in point (ii) above; and (b) the benefit of the Yunnan Lianzhi's Payable as at 30 June 2008 will, in any event, not exceed maximum amounts of RMB6,000,000 (approximately HK$6,780,000) and RMB9,476,548.07 (approximately HK$10,708,000) (that is, the Yunnan Lianzhi's Payable as at 30 April 2008) respectively.

Upon completion of the Acquisition, Zhanjiang Junkai, Yunnan Zhongkai and Ms. Qu Guijing will hold 80%, 19% and 1% equity interest in the registered capital of Yunnan Lianzhi respectively.

Other information

Upon the Acquisition, Yunnan Lianzhi will be accounted for as a subsidiary of the Company.

As at 30 April 2008, (i) the net asset value attributable to the 80% equity interest in the registered capital of Yunnan Lianzhi was RMB5,477,374.37 (approximately HK$6,189,000); and (ii) the benefit of the Yunnan Lianzhi's Payable was RMB9,476,548.07 (approximately HK$10,708,000).

For the financial years ended 31 December 2006 and 2007, the audited net losses before and after taxation and extraordinary items of Yunnan Lianzhi were RMB809,561.31 (approximately HK$915,000) and RMB1,754,979.97 (approximately HK$1,983,000) respectively.

The original investment amount of Yunnan Zhongkai in respect of the 80% equity interest in the registered capital of Yunnan Lianzhi was RMB8,000,000 (approximately HK$9,040,000).

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition enables further development of motor vehicle dealing business of DCH and its subsidiaries in Yunnan Province, the PRC.

The Directors (including the independent non-executive Directors) consider that the Acquisition is on normal commercial terms, fair and reasonable and in the interests of the shareholders of the Company as a whole.

GENERAL

The Group is engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

Yunnan Zhongkai is a connected person of the Company as it is (i) a substantial shareholder of certain subsidiaries of DCH; and (ii) an associate of a director of various subsidiaries of DCH engaged in motor vehicle dealing, and DCH is in turn a non-wholly owned subsidiary of the Company. Ms. Qu Guijing is an associate of the said director. Accordingly, the Acquisition constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios calculated with reference to the Acquisition are less than 2.5%, the above connected transaction is only subject to the reporting and announcement requirements, but is exempted from the independent shareholders' approval requirements under the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"Acquisition"	the acquisition by Zhanjiang Junkai from Yunnan Zhongkai of (i) the 80% equity interest in the registered capital of Yunnan Lianzhi; and (ii) the benefit of the Yunnan Lianzhi's Payable as at 30 June 2008;
"Agreement"	the enterprise purchase agreement dated 2 July 2008 entered into between Yunnan Zhongkai, Ms. Qu Guijing, Zhanjiang Junkai and Yunnan Lianzhi in relation to the Acquisition;
"associate"	has the meaning given to it by the Listing Rules;
"Board"	the board of Directors;
"Company"	CITIC Pacific Limited 中信泰富有限公司, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"connected person"	has the meaning given to it by the Listing Rules;

"DCH"	Dah Chong Hong Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange, and a non-wholly owned subsidiary of the Company;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries, or, where the context so requires, any of them (as defined under the Listing Rules);
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"percentage ratio"	has the meaning given to it by the Listing Rules;
"PRC"	the People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	has the meaning given to it by the Listing Rules;
"Yunnan Lianzhi"	雲南聯致汽車服務有限公司(Yunnan Lianzhi Motors Service Limited), a company established in the PRC with limited liability;
"Yunnan Lianzhi's Payable"	the amount payable by Yunnan Lianzhi to Yunnan Zhongkai as a result of the advances made by Yunnan Zhongkai for Yunnan Lianzhi;
"Yunnan Zhongkai"	雲南中凱集團有限公司(Yunnan Zhongkai Holdings Limited), a company established in the PRC with limited liability;
"Zhanjiang Junkai"	湛江市駿凱汽車技術服務有限公司(Zhanjiang Junkai Motors Technology and Service Limited), a company established in the PRC with limited liability and a non-wholly owned subsidiary of the Company; and
"%"	per cent.

For illustration purpose in this announcement, the conversion rate of RMB1.00 = HK$1.13 was adopted.

By order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 3 July 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

HKEx 香港交易所

RECEIVED
2008 JUL 22 A 8:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 30th June, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date July 3, 2008

A. Information on Types of Listed Equity Securities

☐ Ordinary shares ☐ Preference shares
☐ Equity warrants ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,196,986,160	-	-	-
~~Increase/~~ (Decrease) during the month	(2,837,000)	-	-	-
Balance at close of the month	2,194,149,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,810,000	-	-	-	-	29,810,000	-

Total Exercised Money During the Month (HKD) -

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	( )		-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(20/06/2008)		995,000
				(24/06/2008)		1,590,000
				(25/06/2008)		252,000
					Total:	2,837,000
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )		-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-

Remarks:

____

____

Authorised signature: ______________________

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

公司註冊處
Companies Registry

Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

RECEIVED 2008 JUL 22 A 8:21

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese: 郭 文亮

英文姓名 Name in English: Kwok (姓氏 Surname) Man Leung (名字 Other Names)

(註 Note 7) 身份證明 Identification: G679331(1) (香港身份證號碼 HK Identity Card Number) - (海外護照號碼 Overseas Passport Number)

(註 Note 4) **提交人的資料 Presentor's Reference**
姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address:
檔號 Reference: DEBBY-FRQ02735

請勿填寫本欄 For Official Use

CR 收件日期 RECEIVED 03 JUL 2008 文件管理組 Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

145656

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文姓名 Name in Chinese

Name in Chinese	日 DD	月 MM	年 YYYY
-			

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY
-	-			

(註 Note 9) (c) 別名 Alias

Alias	日 DD	月 MM	年 YYYY
-			

(註 Note 10) (d) 住址 Residential Address

Address	國家 Country	日 DD	月 MM	年 YYYY
Flat C, 48/F, Block 3 Central Park 18 Hoi Ting Road Tai Kok Tsui, Kowloon Hong Kong		01	07	2008

(註 Note 11) (e) 電郵地址 E-mail Address

E-mail Address	日 DD	月 MM	年 YYYY
-			

(f) 香港身份證號碼 Hong Kong Identity Card Number

Hong Kong Identity Card Number	日 DD	月 MM	年 YYYY
-			

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY
-	-			

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 145656

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事 Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 12) 中文名稱 Name in Chinese: -

(註 Note 12) 英文名稱 Name in English: -

公司編號 Company Number: -
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English: -

日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address: -

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address: -

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes 0 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

簽署 Signed : [signature]

姓名 Name : Chan Chui Sheung, Stella

日期 Date : 3/7/2008
日 DD / 月 MM / 年 YYYY

~~董事 Director／~~秘書 Secretary *

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於監事辭職公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-013

大冶特殊钢股份有限公司监事辞职公告

本公司及其监事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

太冶特殊钢股份有限公司监事会于 2008 年 7 月 7 日收到公司监事吴巨波先生的书面辞职报告，因工作变动原因，请求辞去其所担任的公司监事职务。公司监事会同意其辞职申请。

吴巨波先生的辞职没有导致监事会成员低于法定人数，其辞职不会影响公司监事会正常运作。根据《公司章程》的规定，公司监事会将在本年度内增补一名股东监事。

特此公告。

大冶特殊钢股份有限公司

监　事　会

2008 年 7 月 9 日

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香港，　二零零八年七月九日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於第五屆董事會第二次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-014

大冶特殊钢股份有限公司
第五届董事会第二次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第五届董事会第二次会议于 2008 年 7 月 7 日以书面、传真或电子邮件方式发出通知，于 2008 年 7 月 9 日以通讯方式召开，会议应到董事 11 名，实到董事 11 名。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，全票通过了《关于调整公司高级管理人员的议案》。

由于工作调动的原因，王培熹先生请求辞去公司总会计师、公司董事会秘书职务。公司董事会同意其辞职申请，并对王培熹先生在任职期间为公司的发展所作出的贡献表示衷心的感谢。

经总经理提名，董事会同意聘任吴巨波先生为公司总会计师。

根据《深圳证券交易所股票上市规则》的有关规定，董事会同意指定吴巨波先生代行董事会秘书职责，待取得董事会秘书资格证书后正式聘任。

公司独立董事吴茂清先生、周志海先生、沈岩先生、虞良杰先生对董事会聘任的高级管理人员发表了独立意见，认为：董事会聘任的高级管理人员具备与其行使职权相适应的任职条件和职业素质，聘任高级管理人员的程序符合《公司法》和《公司章程》的相关规定。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008 年 7 月 9 日

附：公司新任高级管理人员简历

吴巨波先生，男，汉族，1965 年 5 月出生，大学文化，高级会计师，曾任北满特钢筹资科科长、北兴特钢财务部部长、湖北新冶钢有限公司财务部部长、公司监事。

****

完

香港，　二零零八年七月九日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

END